O’Melveny & Myers LLP 610 Newport Center Drive 17th Floor Newport Beach, CA 92660	T: +1 949 823 7968 omm.com
April 14, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Laura Crotty

Re:	Evolus, Inc. Registration Statement on Form S-3 Filed March 8, 2023 File No. 333-270370
On behalf of Evolus, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter to the Company dated March 30, 2023 (the “Comment Letter”). The Company’s response is preceded by a reproduction of the corresponding Staff comment in italics as set forth in the Comment Letter.
Registration Statement on Form S-3 filed March 8, 2023
General
1.Please disclose the recent bankruptcy of SVB Securities’ parent company and describe any impact that may have on your at-the-market offering or SVB Securities’ ability to perform its selling agent duties in that offering. If you do not expect the bankruptcy to have any impact on the offering or SVB Securities’ ability to serve as selling agent, disclose why and provide the basis for that belief. Also include a risk factor that describes any risks that may arise as a result of the bankruptcy. If you do not believe that a description of any such risks is necessary, disclose why and provide the basis for that belief.
Company Response:
In response to the Staff’s comment, the Company has added disclosure to the Plan of Distribution and Risk Factors sections on page S-6 and S-11 to S-12, respectively, of the prospectus included in the above-referenced registration statement on Form S-3 relating to the Company’s at-the-market offering of $50 million of shares of its common stock through SVB Securities LLC (“SVB Securities”).

Based on information provided to the Company by SVB Securities, as well as other publicly available information, including public disclosures made by SVB Financial Group (“SVBFG”), the ultimate parent of SVB Securities, the Company respectfully advises the Staff of its understanding that:
•SVB Securities (previously known as SVB Leerink, and before that, Leerink Partners), is a broker-dealer, registered with the SEC, FINRA, each state and various other self-regulatory organizations. SVB Securities provides investment banking services across the healthcare and technology sectors. SVB Securities focuses on the following product and service offerings: capital raising, M&A advisory, structured finance, equity research and sales and trading.

•SVB Securities was acquired by SVBFG in January 2019. At all times since the acquisition, SVB Securities has been a wholly-owned indirect subsidiary of SVBFG. There has never been any cross-ownership between any of SVBFG’s other past or present operating units, including Silicon Valley Bank. SVB Securities conducts its day-to-day operations under the supervision of its own management, with its own employees, that do not overlap with the management and employees of SVBFG or SVBFG’s other subsidiaries. Importantly, SVB Securities also holds and operates with its own capital, that is separate from and not commingled with assets of the other SVBFG operations. As it did prior to the 2019 acquisition, SVB Securities today operates independently of, and is not dependent upon, SVBFG or any of SVBFG’s other subsidiaries.
•Prior to March 10, 2023, SVBFG owned and operated Silicon Valley Bank, a state-chartered bank. On March 10, the California authorities closed Silicon Valley Bank and appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver. The FDIC subsequently disclosed that it sold the deposits and loans of Silicon Valley Bank to First Citizens Bank. As noted above, SVB Securities is a separate legal entity from Silicon Valley Bank. At no time did any of the entities that comprised the Silicon Valley Bank business unit own any of the equity in SVB Securities; nor did Silicon Valley Bank hold any of SVB Securities’ bank deposits or other investments comprising SVB Securities’ regulatory capital. As such, the FDIC transactions had no direct impact on SVB Securities or its operations.

•On March 17, 2023, SVBFG commenced its voluntary Chapter 11 proceeding to preserve value. As disclosed by SVBFG, neither SVB Securities nor any of its assets is included in the Chapter 11 filing. SVB Securities continues to operate in the ordinary course and is not subject to oversight by the Bankruptcy Court. SVB Securities has not been requested, nor does it presently intend, to provide any financial assistance or capital to SVBFG during the pendency of the Chapter 11 proceeding. In connection with SVBFG’s voluntary bankruptcy filing, SVBFG announced that it is evaluating strategic alternatives for its businesses, including SVB Securities.

•SVB Securities is well-capitalized in excess of regulatory net capital requirements. SVB Securities’ Statement of Financial Condition filed with the SEC as part of its FOCUS Report disclosed that, as of December 31, 2022, SVB Securities had regulatory net capital of approximately $133.2 million, which was approximately $112.6 million in excess of its required net capital as of that date. SVB Securities has informed the Company that, as of March 31, 2023, its excess regulatory net capital remained approximately $112 million. Because SVB Securities is not part of the SVBFG bankruptcy filing, creditors of SVBFG do not have any claims to any assets of SVB Securities.

The Company further respectfully advises the Staff that the Company and SVB Securities have a long-standing and successful business relationship. SVB Securities was the lead-left bookrunner for the Company’s November 2019 and April 2021 underwritten public offerings, which raised aggregate gross proceeds in excess of $175 million. SVB Securities was also the sales agent for the Company’s 2021 at-the-market offering, which raised aggregate gross proceeds in excess of $11 million. In addition, SVB Securities served as the Company’s exclusive financial advisor in connection with the $125 million credit facility that it entered into in December 2021. The Company selected SVB Securities as its selling agent for the present at-the-market offering based on this deep relationship and SVB Securities’ expertise in these types of transactions. SVB Securities remains focused on providing quality advice and services to the Company and its other clients.
Finally, the Company notes that the Sales Agreement that the Company entered into with SVB Securities does not constitute a commitment by SVB Securities to underwrite or otherwise place any of the Company’s common stock. Instead, SVB Securities has agreed to use its commercially reasonable efforts to sell shares on the Company’s behalf if and when the Company delivers a placement notice to SVB Securities, all in amounts and at prices set forth in such notice. The Company may terminate the Sales Agreement at any time by giving SVB Securities three days’ prior notice.
Based on the foregoing, the Company does not believe that the bankruptcy of SVBFG or SVBFG’s evaluation of strategic alternatives with respect to SVB Securities will have any impact on the at-the market-offering or SVB Securities’ ability to serve as the Company’s selling agent. In response to the Staff’s comment, however, the Company has added a risk factor to describe risks that may arise if the Company’s sales agreement with SVB Securities is terminated for any reason by the Company or SVB Securities whether due to these events or otherwise.
If you have any questions or comments concerning this letter, please do not hesitate to call me at (949) 823-7968 or Mark Peterson at (949) 823-6971.

Sincerely,

/s/ Shelly Heyduk
Shelly Heyduk
of O’Melveny & Myers LLP

cc:	David Moatazedi, Evolus, Inc.
Jeffrey Plumer, Evolus, Inc.
Mark Peterson, O’Melveny & Myers LLP